SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:  Star Buffet, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  855086104000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Paul O. Koether
     Asset Value Management, Inc.
     376 Main Street
     P.O. Box 74
     Bedminster, New Jersey 07921                 (908) 234-1881

DATE OF EVENT WHICH REQUIRES FILING:    MARCH 29, 2001


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement:       (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   855086-10-4000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   280,000

8.       SHARED VOTING POWER:      0

9.       SOLE DISPOSITIVE POWER:       280,000

10.      SHARED DISPOSITIVE POWER:          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   280,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.49%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.  SECURITY AND ISSUER

     This Schedule 13D (this "Schedule") relates to the purchase by Asset Value Fund Limited Partnership ("Asset Value") of the common stock, $.001 par value per share ("Shares") of Star Buffet, Inc., a Delaware corporation (the "Company" or "Star Buffet"). Star Buffet's principal executive offices are located at 420 Lawndale Drive, Salt Lake City, Utah, 84115.

Item 2.  IDENTITY AND BACKGROUND

     (a), (b) and (c). Asset Value is a limited partnership engaged in investing in securities. The sole general partner of Asset Value is Asset Value
Management, Inc. ("Asset Value Management"). Asset Value Management is a wholly-owned subsidiary of Kent Financial Services, Inc. ("Kent"), a public company, the principal business of which is the operation of T. R. Winston &
Company, Inc. ("TRW"), its wholly-owned subsidiary. TRW is a broker-dealer registered with the National Association of Securities Dealers, Inc. Asset Value, Asset Value Management, Kent and TRW maintain offices at 376 Main Street, Bedminster, New Jersey 07921. (See Exhibits A and B for information about the executive officers and directors of Asset Value Management and Kent, respectively, including addresses and principal businesses or occupations.)

     (d) During the past five years, none of Asset Value, Asset Value Management, Kent, nor any of the persons listed on Exhibits A and B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of Asset Value, Asset Value Management, Kent, nor any of the persons listed on Exhibits A and B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Asset Value is a New Jersey limited partnership, and Asset Value Management and Kent are Delaware corporations. All individuals listed on Exhibits A and B are citizens of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of April 5 , 2001, Asset Value has acquired 280,000 Shares at an aggregate purchase price of $721,829.26, including brokerage commissions. Asset Value purchased the Shares with its cash reserves.

Item 4. PURPOSE OF TRANSACTION.

     Asset Value has acquired the Shares for capital appreciation. Asset Value currently intends to acquire additional Shares from time to time in open market or private transactions but, depending on future developments relating to general economic conditions or alternative investment opportunities, may also determine from time to time, or at any time, to sell or otherwise dispose of some or all of its Shares.

     Except as otherwise indicated herein, Asset Value has no plans or proposals which relate to or would result in any of the actions or matters referred to in the text of Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on April 5 , 2001, Asset Value beneficially owned 280,000 Shares, representing 9.49% of Shares reported as outstanding in the Company's Form 10-QSB for the quarter ended November 6, 2000.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

     (c)Exhibit C annexed hereto sets forth all transactions in Shares effected by Asset Value in the sixty days preceding the date of this Statement, the dates of such transaction, and the per Share purchase price. The transactions reported herein, unless otherwise indicated, were open market transactions effected in the over-the-counter market.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A - Executive Officers and Directors of Asset Value Management Exhibit B - Executive Officers and Directors of Kent
        Exhibit C - Transactions in Shares for the past 60 days

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 5, 2001


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By: /s/ John W. Galuchie, Jr.
                                      --------------------------------
                                      John W. Galuchie, Jr.
                                      Treasurer and Secretary

                                   EXHIBIT A

              ASSET VALUE MANAGEMENT (See Item 2 of this Schedule)

                        Executive Officers and Directors


NAME AND BUSINESS ADDRESS                  PRESENT POSITION(S) WITH ADDRESS
-------------------------                  ---------------------------------
Paul O. Koether                            See Exhibit B for information about
                                           Mr. Koether

John W. Galuchie, Jr.                      See Exhibit B for information about
                                           Mr. Galuchie

                                   EXHIBIT B

                       KENT (See Item 2 of this Schedule)

                        Executive Officers and Directors

NAME AND BUSINESS ADDRESS*                 PRESENT POSITION(S) WITH ADDRESS*
-------------------------                  ---------------------------------
Paul O. Koether                            Chairman, President and Director
                                           of Kent

                                           Registered Representative, Chairman
                                           and Director of TRW

                                           President and Director of Asset
                                           Value Management

                                           Chairman  and  Director of
                                           Pure World, Inc. ("Pure World")
                                           (Pure World develops, manufactures
                                           and sells natural ingredients
                                           which principally are derived
                                           from plant materials (botanicals)
                                           using its proprietary extraction
                                           technology for the cosmetic, food
                                           and flavor, nutraceutical and
                                           pharmaceutical industries.)

                                           Chairman, President and Director of
                                           Sun Equities Corporation ("Sun")
                                           (Sun is a closely-held private
                                           company, the business of which is
                                           to own shares of other
                                           corporations.  Sun and parties
                                           affiliated with Sun own
                                           approximately 37 percent of Pure
                                           World's outstanding common stock.)

                                           General Partner
                                           Shamrock Associates
                                           (Investment limited partnership;
                                           owner of approximately 47 percent
                                           of Kent's outstanding common
                                           stock.)

                                           Chairman and Director
                                           Cortech, Inc. ("Cortech")
                                           (A biopharmaceutical company seeking
                                           to redeploy its assets.)


*Unless otherwise designated, the address of the executive officers, directors, and companies referred herein, is 376 Main Street, Bedminster, New Jersey 07921.


John W. Galuchie, Jr.                      Vice President and Treasurer of
                                           Kent

                                           Secretary, Treasurer and Director
                                           of Asset Value Management

                                           Registered Representative,
                                           President, Treasurer and Director
                                           of TRW

                                           Vice President and Director of Sun

                                           Executive Vice President, Treasurer
                                           and Secretary of Pure World

                                           President and Director
                                           of Cortech

                                           Chairman  and   Director   of  Gish
                                           Biomedical, Inc.
                                           22942 Arroyo Vista
                                           Rancho Santa Margarita, CA 92688
                                           (A medical device manufacturer.)

                                           Chairman, President and Director of
                                           General Devices, Inc.
                                           (Engaged  in  seeking  an operating
                                           business.)


M. Michael Witte                           Director of Kent
1120 Granville Avenue
Suite 102                                  President
Los Angeles, CA  90049                     M.M. Witte & Associates, Inc.
("1120 Granville")                         1120 Granville
                                           (Oil and gas consulting and
                                           investment management)

                                           President and Chief Executive
                                           Officer
                                           South Coast Oil Corporation
                                           800 W. 6th Street
                                           Pacific Financial Center
                                           Suite 1600
                                           Los Angeles, CA  90017
                                           (Oil and gas exploration and
                                           production)


Casey K. Tjang                             Director of Kent
4365 Route One, Suite 210
Princeton, NJ 08540                        Executive Vice President of Finance
("4365 Route One")                         and Administration of Knowledgewindow
                                           , Inc.
                                           4365 Route One
                                           (An e-learning provider of internet
                                           training.)


Mathew E. Hoffman, Esq.                    Director of Kent
425 Park Avenue
New York, NY  10022                        Head of Litigation
("425 Park")                               Todtman, Nachamie, Spizz & Johns,P.C.
                                           425 Park
                                           (Law firm)

Qun Yi Zheng, Ph.D.                        Director of Kent
375 Huyler Street
South Hackensack, NJ 07606                 Director of Cortech
("375 Huyler")
                                           Executive Vice President and
                                           Director of Science and Technology of
                                           Pure World Botanicals, Inc.
                                           375 Huyler
                                           (Wholly owned operating subsidiary of
                                           Pure World.)



                                   EXHIBIT C

                   Transactions in Shares for the Past 60 Days




                                NUMBER OF                        PRICE
  DATE                       SHARES PURCHASED                  PER SHARE *
--------                --------------------------         ------------------
---------                       ---------                        --------
02/21/01                          2,300                            2.4375
03/16/01                            900                            2.50
03/22/01                          2,200                            2.50
03/27/01                         50,000                            2.50
03/29/01                        162,900                            2.50
03/30/01                          4,000                            2.50
04/03/01                         10,000                            2.375





*Exclusive of brokerage commission, if any.